

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 2, 2014

<u>Via E-Mail</u>
Mr. Stephen M. Studdert
Chief Executive Officer
Canyon Gold Corp.
4730 South Fort Apache Road, Suite 300
Las Vegas, NV 89147

      **Re:    Canyon Gold Corp.**
             **Form 10-K for the Fiscal Year Ended April 30, 2014**
             **Filed July 29, 2014**
             **File No. 000-54851**

Dear Mr. Studdert:

      We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/Tia L. Jenkins

                        Tia L. Jenkins
                        Senior Assistant Chief Accountant
                        Office of Beverages, Apparel, and Mining